UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION

Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Reports of Independent Registered Certified Public Accounting Firms	3

Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule*:
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit 23 – Consents of Independent Registered Certified Public Accounting Firms

* *
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan (the “Plan”) at December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Plan as of December 31, 2009 and for the year then ended were audited by other auditors whose report dated June 18, 2010 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
June 29, 2011

Report of Independent Registered Public Accounting Firm

Capital Bank 401(k) Retirement Plan
Raleigh, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Capital Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital Bank 401(k) Retirement Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ELLIOTT DAVIS, PLLC

Greenville, South Carolina
June 18, 2010

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets
Participant-directed investments, at fair value	$10,880,585	$9,442,962
Receivables:
Employee contributions	44,290	47,995
Notes receivable from participants	43,496	48,853
Total receivables	87,786	96,848
Net assets reflecting investments at fair value	10,968,371	9,539,810
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,109)	(2,890)
Net assets available for benefits	$10,932,262	$9,536,920

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

2010

Investment income:
Interest and dividends	$208,162
Net appreciation in fair value of investments	704,723
Total investment income	912,885

Interest income on notes receivable from participants	3,117

Contributions:
Employee	1,076,617
Rollover	18,906
Total contributions	1,095,523
Total additions	2,011,525

Deductions from net assets attributed to:
Benefits paid to participants	579,469
Administrative expenses	36,714
Total deductions	616,183
Net increase	1,395,342

Net assets available for benefits:
Beginning of year	9,536,920
End of year	$10,932,262

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

1. Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 28, 2011, North American Financial Holdings, Inc. (“NAFH”) invested approximately $181.1 million in the Company. After giving effect to a subsequent rights offering to legacy shareholders of the Company, NAFH owned approximately 83% of the Company’s outstanding common stock.

Plan Administration

For the year ended December 31, 2009, and for the period from January 1, 2010 to September 30, 2010, EMJAY Retirement Services (“EMJAY”), a division of Great-West Life and Annuity Insurance Company, was the appointed trustee and record keeper for the Plan. Effective October 1, 2010, the Plan appointed Pentegra Retirement Services, Inc. the trustee and record keeper for the Plan.

Eligibility of Participation

All full-time employees over the age of 18 are eligible to participate in the Plan.

Contributions

Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make a discretionary match on participant contributions. Effective June 1, 2009, the Company suspended its discretionary match on participant contributions to the Plan. Prior to this date, the Company matched 100% of individual participant contributions up to 6% of the employee’s eligible salary. Additionally, the Company may make a discretionary non-elective contribution on a pro-rata basis based on participant compensation to total compensation for all participants. The Company did not make any non-elective contributions to the Plan in 2010 or 2009. Contributions are subject to certain limitations.

Participants may make changes in their contribution percentage semi-monthly.

Investments

Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company common stock (limited to 25% of total allocation), 18 mutual funds and one common collective trust fund. Contributions are allocated to investment options in whole percentages with a minimum of 1% per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, subject to the following vesting schedule:

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

	Years of Service Credited *
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

* To earn a year of service, a participant must be credited with at least 1,000 hours within each Plan year.

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.25 percent, which are commensurate with the prime rate on the date the loan is made plus 1 percent. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time.

Forfeitures

As of December 31, 2010 and 2009, forfeited nonvested amounts totaled $95,602 and $17,023, respectively. Forfeitures are used to reduce Company contributions. During the year ended December 31, 2010, no forfeitures were used to reduce Company matching contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2010, all administrative expenses totaling $36,714 were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consist of the Company’s common stock and mutual fund investment options. All underlying investments are recorded at fair value except Wells Fargo Stable Value Fund C (“Stable Value Fund C”), which is valued at contract value. The Stable Value Fund C is described in more detail below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. For further disclosure of fair value measurements, see footnote 4, Fair Value Measurements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

Stable Value Fund C invests all of its assets in Wells Fargo Stable Return Fund G (“Stable Return Fund G”). Stable Return Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The underlying fully benefit-responsive investment contracts held in Stable Return Fund G are reported at contract value. As of December 31, 2010 and 2009, the fair value to contract value ratio of net assets in the Stable Return Fund G was 102.2% and 100.2%, respectively. The yield earned by Stable Return Fund G based on actual earnings was 2.38% and 3.40% as of December 31, 2010 and 2009, respectively. The yield earned by Stable Return Fund G based on interest rate credited to participants was 2.90% and 3.32% as of December 31, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on these investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the issuance of the financial statements and determined that no events have occurred that require disclosure.

Recently Issued Accounting Standards

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Management does not expect that the adoption of this guidance will have a material impact on the Plan’s financial condition or results of operations.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

3.  Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31, 2010		December 31, 2009
	Shares	Value	Shares	Value

American – The Growth Fund of America R6	51,307	$1,561,791	*	$	*
Wells Fargo Stable Value Cl C Fund	34,796	1,677,411	*		*
American Beacon Large Cap Value Fund I	74,576	1,454,233	*		*
American Europacific Growth Fund R6	33,489	1,385,436	*		*
Harbor Bond Fund I	98,540	1,192,334	*		*
Fidelity Spartan 500 Index Fund IV Investor	21,434	953,381	*		*
Neuberger Berman Genesis Class Ins	18,358	843,744	*		*
Royce Pennsylvania Mutual Fund Inv	48,440	564,332	*		*
American Funds Growth Fund of America R4	*	*	51,243		1,389,204
American Funds EuroPacific Growth Fund A	*	*	32,498		1,245,969
Neuberger Berman Genesis Trust Fund	*	*	18,646		731,846
PIMCO Total Return Fund A	*	*	107,134		1,157,051
Vanguard 500 Index Signal Fund	*	*	9,342		792,289
Vanguard Windsor Fund II	*	*	52,688		1,247,648
Wells Fargo Stable Value Fund M	*	*	32,496		1,445,076

* Does not represent 5% or more of the Plan’s net assets for respective year.

The following table summarizes the net appreciation in fair value of the Plan’s investments, including realized and unrealized gains (losses), for the year ended December 31, 2010:

2010

Common/collective trust	$29,505
Mutual funds	802,848
Common stock	(127,630)
Net appreciation in fair value of investments	$704,723

4.  Fair Value Measurements

The Plan utilizes the fair value hierarchy for disclosure of its fair value measurements. The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

•	Common stock. Valued at the closing price reported on the active market on which the individual security is traded.

•	Mutual funds. The fair value of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges.

•
Common/collective trust. Valued at the net asset fair value, which is comprised of different valuation methodologies for various investment contracts. Guaranteed investment contracts held by the Stable Return Fund G are valued at fair value by using the present value of future cash flows using the current discount rate. Security-backed contracts held by the Stable Return Fund G are valued based on the value of the underlying securities and the value of the wrapper contract. The wrapper contract provided by a security-backed contract issuer is valued using the present value of the difference between the current wrapper fee and the contracted wrapper fee.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets recorded at fair value as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total

December 31, 2010
Mutual funds:
Growth funds	$3,511,559	$–	$–	$3,511,559
Value funds	2,297,977	–	–	2,297,977
Fixed income fund	1,192,334	–	–	1,192,334
Index fund	1,193,424	–	–	1,193,424
Target retirement date funds	666,475	–	–	666,475
Total mutual funds	8,861,769	–	–	8,861,769
Common stock	341,405	–	–	341,405
Common/collective trust1	–	1,677,411	–	1,677,411
Total assets recorded at fair value	$9,203,174	$1,677,411	$–	$10,880,585

December 31, 2009
Mutual funds:
Growth funds	$3,163,692	$–	$–	$3,163,692
Value funds	2,062,250	–	–	2,062,250
Fixed income fund	1,157,051	–	–	1,157,051
Index fund	792,289	–	–	792,289
Target retirement date funds	443,397	–	–	443,397
Total mutual funds	7,618,679	–	–	7,618,679
Common stock	376,317	–	–	376,317
Common/collective trust1	–	1,447,966	–	1,447,966
Total assets recorded at fair value	$7,994,996	$1,447,966	$–	$9,442,962

1
The Plan’s investment in Stable Value Fund C is recorded at contract value on the Statements of Net Assets Available for Benefits. The fair value disclosed in the fair value hierarchy represents estimated fair value based on the valuation methodology described above.

5.  Related-Party Transactions

The Plan invests in the Company’s common stock. The income of the Plan is derived from these investments; therefore, these transactions qualify as related-party transactions, which are allowable under ERISA.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

During the years ended December 31, 2010 and 2009, the Plan purchased 34,423 shares and 39,083 shares, respectively, and sold 118,327 shares and 18,748 shares, respectively, of the Company’s common stock.

6.  Tax Status

The Company adopted a Nonstandardized Prototype Cash or Deferred Profit Sharing Plan arrangement which received a favorable opinion letter from the Internal Revenue Service (“IRS”) on September 30, 2008, which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan’s management has reviewed the Plan’s tax exempt status and analyzed the tax position taken by the Plan concluding that as of December 31, 2010, there were no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits for any tax periods in progress from any taxing authorities.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.  Plan Amendments

Effective April 1, 2011, the Plan was amended to recognize years of service for plan purposes for any plan participants who enroll in the Plan as the result of any banks purchased from the FDIC by the plan sponsor.

Effective October 1, 2010, the Plan was amended and restated when the Plan appointed Pentegra Retirement Services, Inc. the trustee and record keeper for the Plan, and adopted the Nonstandardized Prototype Cash or Deferred Profit Sharing Plan sponsored by Pentegra Retirement Services, Inc.

Effective July 23, 2009, the Plan was amended to comply with the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008. These changes allow non-spousal IRA rollovers, permit hardship distributions for expenses of designated beneficiaries, and provide additional benefits for military personnel.

9.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost		Fair Value

Capital Bank Corporation Stock (1)	Common stock	23,335	$	**	$341,405
American Beacon Large Cap Value Fund I	Mutual fund	74,576		**	1,454,233
American Europacific Growth Fund R6	Mutual fund	33,489		**	1,385,436
Fidelity Spartan 500 Index Fund IV Investor	Mutual fund	21,434		**	953,381
American – The Growth Fund of America R6	Mutual fund	51,307		**	1,561,791
Neuberger Berman Genesis Class Ins	Mutual fund	18,358		**	843,744
T Rowe Price Retirement 2010 Fund	Mutual fund	1,247		**	19,129
T Rowe Price Retirement 2020 Fund	Mutual fund	7,316		**	120,271
T Rowe Price Retirement 2030 Fund	Mutual fund	12,996		**	224,563
T Rowe Price Retirement 2040 Fund	Mutual fund	11,998		**	209,008
T Rowe Price Retirement Income Fund	Mutual fund	6,674		**	87,500
T Rowe Price Retirement 2055 Fund	Mutual fund	73		**	702
T Rowe Price Retirement 2050 Fund	Mutual fund	388		**	3,780
T Rowe Price Retirement 2045 Fund	Mutual fund	83		**	964
T Rowe Price Retirement 2035 Fund	Mutual fund	8		**	99
T Rowe Price Retirement 2025 Fund	Mutual fund	38		**	459
Royce Pennsylvania Mutual Fund Inv	Mutual fund	48,440		**	564,332
Vanguard Mid-Cap Index Fund Investor	Mutual fund	11,819		**	240,043
Harbor Bond Fund I	Mutual fund	98,540		**	1,192,334
Wells Fargo Stable Value Cl C Fund (2)	Common/collective trust	34,796		**	1,641,302
					10,844,476
Notes receivable from participants (1)	4.25%–9.25%, due 2011–2022			**	43,496
					$10,887,972

(1)	Related party
(2)	Excludes adjustment from fair value to contract value for fully benefit responsive investment contracts decrease of $36,109
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011	Capital Bank 401(k) Retirement Plan

	By:	/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Certified Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm